Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011 (1)
	(In thousands)
Earnings (loss) before income taxes	$63,672	$68,055	$(42,632)	$(50,214)	$(25,579)
Add:
Interest expense and other financing costs	23,107	2,374	322	40	16
Amortization of capitalized interest	—	—	—	—	—
Interest component of rental expense	2,840	2,708	1,985	1,915	1,926
Earnings as adjusted	$89,619	$73,137	$(40,325)	$(48,259)	$(23,637)

Fixed charges:
Interest expense and other financing costs	$23,107	$2,374	$322	$40	$16
Capitalized interest	—	—	—	—	—
Interest component of rental expense	2,840	2,708	1,985	1,915	1,926
Fixed charges	$25,947	$5,082	$2,307	$1,955	$1,942

Ratio of earnings to fixed charges	3.45	14.39	—	—	—

Coverage deficiency	$—	$—	$42,632	$50,214	$25,579

(1)
Earnings (loss) before income taxes and interest expense for the year ended December 31, 2011 have been adjusted to exclude interest expense of $9.8 million that Western historically allocated to the Wholesale segment.